Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 13, 2014

Relating to Preliminary Prospectus dated November 3, 2014

Registration No. 333-197660

On November 13, 2014, Virgin America Inc. (the “Company”) filed Amendment No. 9 (“Amendment No. 9”) to its Registration Statement on Form S-1 (Registration No. 333-197660) to update certain disclosures that had been provided in its Preliminary Prospectus dated November 3, 2014. The following summarizes the disclosure in the prospectus included in Amendment No. 9 that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus.

We updated the unaudited pro forma financial statements to include the assumed issuance of shares in the offering to repay certain obligations to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of related-party debt as part of our planned recapitalization. The shares reflected in the unaudited pro forma as adjusted balance sheet remained unchanged as the aforementioned lessor obligations previously had been included in such balance sheet. We added additional disclosure regarding: (i) the net proceeds that we will retain for general corporate purposes, in order to detail more clearly certain required disbursements related to the offering; and (ii) the items reflected in our pro forma as adjusted capitalization. We adjusted the presentation of net income (loss) per share for the years ended December 31, 2009 and December 31, 2010 to reflect the reverse stock split and adjusted the weighted-average shares used in the per share calculation for the year ended December 31, 2010 to reflect the reverse stock split as well. We revised the historical, pro forma and pro forma as adjusted net tangible book values and added disclosure explaining the calculations of those values. We revised a pro forma footnote to the table presenting commitments and contractual obligations as of December 31, 2013 to update the fair value of the Post-IPO Note referred to therein from $29.5 million to $38.5 million. We added disclosure of pro forma net income per share in the summary consolidated financial information and provided detailed footnotes to explain the calculation of the impact of a change in the offering price on the repayment of related-party debt and on outstanding shares of our common stock.

Our revised unaudited pro forma financial statements now reflect the assumed issuance of 79,334 shares of common stock to obtain $1.8 million of net proceeds that would be used to repay $1.8 million of certain lessor obligations, which repayment we had previously reflected as a reduction in cash. These revisions resulted in a $1.8 million increase to both cash and equity and an increase in the number of pro forma shares outstanding. The shares reflected in the unaudited pro forma as adjusted financial statements remained unchanged as they reflect the issuance of all of the shares in the offering. Pro forma net income remained unchanged in all periods presented. In the unaudited pro forma financial statements: (i) we modified the presentation to itemize all adjustments on the face of the financial statements; (ii) we added disclosure regarding the calculation of the fair value of the Post-IPO Note and the calculation of the effective interest rate thereon; (iii) we added disclosure regarding the assumptions used in calculating the fair value of the license agreement; and (iv) we added disclosure quantifying the cost of the equity award grants being made to certain executive officers and management upon completion of the offering. We revised pro forma earnings per share to correct a typographical error and to reflect the assumed issuance of the 79,334 shares issued to repay the lessor obligations discussed above. These revisions resulted in a $0.01 reduction, from $2.35 to $2.34, in basic pro forma net income per share for the year ended December 31, 2013, while diluted pro forma net income per share for the same period remained unchanged. The revisions also resulted in a $0.01 reduction, from $2.04 per share to $2.03, in pro forma net income per share for the nine months ended September 30, 2014, while basic pro forma net income per share for the same period remained unchanged.

The above-described changes are fully reflected in the following sections of Amendment No. 9, which are attached as Exhibit A hereto: Summary Consolidated Financial and Operating Data, Use of Proceeds, Capitalization, Dilution, Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations, Notes to Unaudited Pro Forma Financial and Operating Data, Selected Consolidated Financial and Operating Data and Management’s Discussion and Analysis Financial Condition and Results of Operations – Commitments and Contractual Obligations.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the final prospectus related to the offering may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1 (888) 603-5847, or by emailing: Barclaysprospectus@broadridge.com; or Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, by telephone at (800) 503-4611, or by emailing: prospectus.CPDG@db.com.

Exhibit A

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the consolidated financial and operating data for our business for the periods presented. You should read this summary consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included in this prospectus. We derived the summary consolidated statement of operations data for the nine months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 from our unaudited consolidated financial statements included in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist of only normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the nine months ended September 30, 2014 are not indicative of the results expected for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2012	2013	2013	2014
	(in thousands, except per share data)
				(unaudited)
Consolidated Statements of Operations Data:
Operating revenues	$1,037,108	$1,332,837	$1,424,678	$1,064,750	$1,117,769
Operating expenses	1,064,504	1,364,570	1,343,797	1,007,458	1,031,449

Operating income (loss)	(27,396)	(31,733)	80,881	57,292	86,320
Other expense	(72,993)	(113,640)	(70,420)	(61,328)	(29,055)

Net income (loss) before income tax	(100,389)	(145,373)	10,461	(4,036)	57,265
Income tax expense	14	15	317	—	1,028

Net income (loss)	$(100,403)	$(145,388)	$10,144	$(4,036)	$56,237

Net income (loss) per share:
Basic (1)	$(143.09)	$(207.20)	$5.60	$(5.75)	$31.04

Diluted (1)	$(143.09)	$(207.20)	$3.68	$(5.75)	$18.13

Shares used in per share calculation:
Basic (1)	701,671	701,671	701,671	701,671	701,671
Diluted (1)	701,671	701,671	1,646,821	701,671	1,992,446
Pro forma net income per share(2)
(unaudited)
Basic	—	—	$2.08	—	$2.34
Diluted	—	—	2.03	—	2.27
Pro forma shares used in per share calculation(2)
(unaudited)
Basic	—	—	32,446,072	—	32,563,041
Diluted	—	—	33,196,528	—	33,643,782

Non-GAAP Financial Data (unaudited):
EBITDA (3)	$(17,241)	$(20,473)	$94,844	$67,059	$96,737
EBITDAR (3)	170,635	216,327	296,915	223,117	234,177

(1)	See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.
(2)	The unaudited pro forma basic and diluted net income per share for the year ended December 31, 2013 and the nine months ended September 30, 2014 were computed to give effect to the issuance of our common stock, as well as the conversion of our convertible preferred stock, Class A common stock and non-Class A common stock into common stock as a result of the 2014 Recapitalization, including the application of certain proceeds from the offering that have been assumed to pay down a portion of related-party debt and additional required disbursement items. The computation is computed using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the pro forma adjustments used to calculate basic and diluted earnings per share and shares used for computation of basic and diluted earnings per share.
(3)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating performance of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

These non-GAAP financial measures have limitations as an analytical tool. Some of these limitations are: they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of net income (loss) to EBITDA and EBITDAR for the periods presented below:

	Year Ended December 31,			Nine Months Ended September 30,
	2011	2012	2013	2013	2014
	(in thousands)
				(unaudited)
Reconciliation:
Net income (loss)	$(100,403)	$(145,388)	$10,144	$(4,036)	$56,237
Interest expense	75,577	116,110	71,293	61,575	31,225
Capitalized interest	(2,320)	(2,176)	(534)	—	(1,840)
Interest income	(264)	(294)	(339)	(247)	(330)
Income tax expense	14	15	317	—	1,028
Depreciation and amortization	10,155	11,260	13,963	9,767	10,417

EBITDA	(17,241)	(20,473)	94,844	67,059	96,737
Aircraft rent	187,876	236,800	202,071	156,058	137,440

EBITDAR	$170,635	$216,327	$296,915	$223,117	$234,177

The following table presents our historical consolidated balance sheet data as of September 30, 2014, on a pro forma basis to give effect to the 2014 Recapitalization, including the application of proceeds from this offering to repay Related-Party Notes and the associated conversion of certain of the remaining Related-Party Notes into common stock, and on a pro forma as adjusted basis to give effect to the receipt by us of the estimated net proceeds from the sale by us of 13,106,377 shares at an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and estimated expenses payable by us and the application of such net proceeds as described in “Use of Proceeds” elsewhere in this prospectus.

	As of September 30, 2014
	Pro Forma (1)	Pro Forma as Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$184,454	$398,978
Total assets	778,229	989,351
Long-term debt, including current portion	117,926	117,926
Convertible preferred stock	—	—
Total stockholders’ equity (deficit)	242,552	455,227

(1)	The unaudited pro forma consolidated balance sheet has been adjusted to illustrate the effect of: (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes in connection with the release of $100.0 million of cash collateral held by our credit card processors in exchange for the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of $51.5 million of principal and accrued interest due under certain Related-Party Notes using $51.5 million of the assumed net proceeds from the sale of shares by us in this offering assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) (d) the exchange of approximately $477.3 million of principal and accrued interest due under the Related-Party Notes for 22,607,785 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (e) the issuance of 5,290,879 shares of common stock in exchange for Related-Party Warrants to purchase 26,067,475 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (h) payments of approximately $1.8 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization using net proceeds from the sale of shares by us in this offering; and (i) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $45.9 million as additional paid in capital.

(2)

The unaudited pro forma as adjusted consolidated balance sheet has been further adjusted to illustrate the receipt by us of net proceeds of $214.5 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), as an increase in cash and cash equivalents. This amount includes the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014, resulting in a net change to total stockholders’ equity of $212.7 million. Further, both additional paid in capital and accumulated deficit have been increased as a result of the sale of 231,210 shares by VX Employee Holdings, LLC and the related compensation expense in connection with the distribution to employees of the proceeds from the sale of these shares, which we estimate to be approximately $4.9 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus).

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and amounts equal to the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering or (ii) would expire or otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of September 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Public Offering Price Per Share	Repayment of Related- Party Notes (1)	Shares of Common Stock Issued Upon Exchange for Related-Party Notes (2)	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants (3)	Pro Forma Shares of Common Stock Outstanding (4)	Pro Forma as Adjusted Shares of Common Stock Outstanding (5)
$21.00	$133,373,809	25,197,260	3,806,839	32,876,960	44,319,279
21.50	139,417,086	24,282,412	4,324,529	32,725,497	43,922,121
22.00	145,460,364	23,419,639	4,818,688	32,591,411	43,553,507
22.50	151,503,642	22,607,785	5,290,879	32,475,852	43,213,844
23.00	157,546,920	21,831,220	5,742,543	32,365,311	42,888,943
23.50	163,590,198	21,087,710	6,174,992	32,259,489	42,577,882
24.00	169,633,476	20,375,175	6,589,418	32,158,066	42,279,773

(1)	Reflects the sum of $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility by certain companies that process substantially all of our credit card transactions, which will be used to repay principal and accrued interest on certain Related-Party Notes, and that portion of the net proceeds from the shares sold by us in this offering that we intend to use to repay principal and accrued interest on certain Related-Party Notes after deducting from the net proceeds the amount that we will retain for general corporate purposes. See “Use of Proceeds” elsewhere in this prospectus. The net proceeds that we will retain for purposes other than repayment of Related-Party Notes include $214.5 million (including the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014), plus the following amounts that vary based on the initial public offering price: (i) amounts we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization; (ii) the amount we have agreed to pay to the Virgin Group and Cyrus Holdings in connection with the PAR Capital Private Placement, which will be equal to the number of shares purchased by PAR Capital multiplied by 4% of the initial public offering price per share;(iii) the commission that we have agreed to pay to Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement, which we expect to be between $0.65 million and $1.17 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); and (iv) amounts that we intend to use to pay withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of this offering.
(2)	Reflects the exchange of the remaining Related-Party Notes (i.e., after the repayments listed in footnote (1) to this table are allocated between the notes as described under “2014 Recapitalization” elsewhere in this prospectus) for shares of our common stock calculated by dividing principal and accrued interest due under such notes by the initial public offering price per share, or in the case of certain FNPA Notes or FNPA II Notes, by dividing 117.0% of the principal and accrued interest due under such notes by the initial public offering price per share.
(3)	Reflects the exchange of certain Related-Party Warrants without receipt of cash consideration for a number of shares of our common stock equal to the aggregate value of such warrants divided by the initial public offering price per share, where the aggregate value of a warrant is calculated by multiplying (i) the number of shares issuable upon exercise of such warrant by (ii) the excess, if any, of the initial public offering price per share over, in most instances, the exercise price per share provided for in such warrant, provided that, in the case of certain outstanding warrants to purchase shares of common stock with an exercise price of $26.42 per share, an exercise price of $18.87 was used instead as provided for in the 2014 Recapitalization Agreement.
(4)	Reflects: (i) the issuance of the shares of common stock listed in footnote (2) to this table upon exchange for Related-Party Notes; (ii) the issuance of the shares of common stock listed in footnote (3) to this table upon exchange for Related-Party Warrants; (iii) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (iv) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (iv) the issuance of 39,582 shares of common stock upon the exercise of rights to purchase such shares; and (v) the issuance of that number of additional shares of our common stock required to raise, at a price per share equal to the initial public offering price per share, (a) the amount set forth in footnote (1) to this table for repayment of Related-Party Notes (other than the $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility) and (b) the amount we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization.
(5)	Reflects the issuance of the shares of common stock in connection with the 2014 Recapitalization as listed in footnote (4) to this table and the issuance by us of additional shares of our common stock not already assumed to have been sold on a pro forma basis in clause (v) of footnote (4) above.

The above discussion is based on 1,950,671 shares of our common stock outstanding (on an as converted to common stock basis) as of September 30, 2014, and excludes:

•	an aggregate of 411,710 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•

1,052,491 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted-average exercise price of $15.97 per share, of which 115,411 are vested and exercisable;

•	297,269 shares of common stock issuable upon the vesting of RSUs outstanding as of September 30, 2014 under our 2005 Stock Incentive Plan;

•	655,904 shares of common stock issuable upon the vesting of additional RSUs outstanding as of September 30, 2014;

•

343,722 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•	rights to purchase 109,703 shares of common stock at an exercise price of $27.25 per share outstanding as of September 30, 2014;

•	an aggregate of 600,000 shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of 160,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of September 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from September 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

For more information, see “2014 Recapitalization” elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of 13,106,377 shares of common stock by us of approximately $271.1 million based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and the expenses of this offering payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $22.50 per share would, among other things, increase (decrease) the amount that we have agreed to pay the Virgin Group, Cyrus Holdings, Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement, and would increase (decrease) the aggregate net proceeds of this offering by $12.2 million.

VX Employee Holdings, LLC, a Virgin America employee ownership vehicle that we consolidate for financial reporting purposes, will sell 231,210 issued and outstanding shares of common stock in the offering, and we will distribute the gross proceeds received by it, which we estimate to be $5.2 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), to eligible teammates, which do not include our officers.

In accordance with the 2014 Recapitalization Agreement, we will retain $219.6 million of net proceeds, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), from the sale of 13,106,377 shares of common stock by us, $214.5 million of which will be used for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures, including future flight equipment acquisitions, and $5.1 million of which, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), will be used for $6.9 million of required disbursement items set forth in the following paragraph less $1.8 million for offering expenses paid by us prior to September 30, 2014. Pending these uses, we intend to invest these net proceeds in high-quality, short-term obligations. Currently, we do not yet know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of these net proceeds in this offering. We cannot predict whether the proceeds invested will yield a favorable return.

In connection with the PAR Capital Private Placement, out of our $219.6 million of retained net proceeds mentioned above, we have agreed to pay to the Virgin Group and Cyrus Holdings an aggregate amount equal to the aggregate discount to the initial public offering price of the shares purchased by PAR Capital from the Virgin Group and Cyrus Holdings and a private placement commission to Barclays Capital Inc. and Deutsche Bank Securities Inc. We also intend to use a portion of our net proceeds to pay withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of this offering and a portion of our net proceeds for amounts that we have agreed to pay certain of our aircraft lessors in settlement of accelerated lease obligations.

We will use the remaining net proceeds from the sale of shares by us to repay the principal and accrued interest due under certain of the Related-Party Notes held by Cyrus Capital and the Virgin Group in conjunction with the 2014 Recapitalization, estimated as follows:

	Due	Interest Rate	Contractual Obligations for Principal and Accrued Interest at September 30, 2014 (1)(2)	Amount Estimated to be Repaid with Net Proceeds (2)
			(in thousands)	(in thousands)
FNPA Notes held by Cyrus Capital	June 9, 2016	17.0%	$188,756	$25,752
FNPA II Notes held by the Virgin Group	June 9, 2016	17.0%	47,414	21,372
5% Notes held by the Virgin Group	June 9, 2016	5.0%	369,667	4,379

(1)	Because the 5% Notes and the FNPA II Notes were issued or restructured as part of the 2013 Recapitalization, they are presented in our consolidated financial statements (i) in the aggregate at the creditor level, (ii) at amounts that are in excess of the current stated obligations on these notes and (iii) with lower effective interest rates.
(2)	The amount of the Related-Party Notes to be repaid with a portion of the net proceeds from this offering, as well as the number of shares outstanding after the offering, will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. See “Capitalization” elsewhere in this prospectus for a sensitivity analysis of the Related-Party Notes to be repaid based on various assumed initial public offering prices.

For more information, see “2014 Recapitalization” elsewhere in this prospectus.

If the overallotment option is exercised, Cyrus Holdings, CM Finance Inc and the Virgin Group, as option selling stockholders, will sell the shares of our common stock deliverable upon such exercise, and we will not receive any proceeds from the sale of such shares. See “Principal and Selling Stockholders” elsewhere in this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, credit card holdbacks and capitalization as of September 30, 2014:

•	on an actual basis;

•

on a pro forma basis to give effect to the filing and effectiveness of our amended and restated certificate of incorporation to be in effect immediately prior to the offering and the following transactions as a result of the 2014 Recapitalization as if it occurred as of September 30, 2014: (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes in connection with the release of $100.0 million of cash collateral held by our credit card processors in exchange for the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of $51.5 million of principal and accrued interest due under certain Related-Party Notes using $51.5 million of the assumed net proceeds from the sale of shares by us in this offering assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (d) the exchange of approximately $477.3 million of principal and accrued interest due under the Related-Party Notes for 22,607,785 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (e) the issuance of 5,290,879 shares of common stock in exchange for Related-Party Warrants to purchase 26,067,475 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (h) payments of approximately $1.8 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization using net proceeds from the sale of shares by us in this offering; and (i) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $45.9 million as additional paid in capital; and

•

on a pro forma as adjusted basis to give further effect to the receipt by us of net proceeds of $214.5 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), as an increase in cash and cash equivalents. This amount includes the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014, resulting in a net change to total stockholders’ equity of $212.7 million. Further, both additional paid in capital and accumulated deficit have been increased as a result of the sale of 231,210 shares by VX Employee Holdings, LLC and the related compensation expense in connection with the distribution to employees of the proceeds from the sale of these shares, which we estimate to be approximately $4.9 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus).

You should read this table together with our financial statements and the related notes appearing at the end of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus, other financial information included in this prospectus and “2014 Recapitalization” elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, per share data)
Cash and cash equivalents	$184,454	$184,454	$398,978

Credit card holdbacks	$136,921	$36,921	$36,921

Long-term debt—current portion	$13,530	$13,530	$13,530
Long-term debt—related parties	725,397	38,464	38,464
Long-term debt	65,932	65,932	65,932

Total long-term debt	804,859	117,926	117,926

Convertible preferred stock, $0.01 par value per share. 1,109,812 shares authorized, 1,109,811 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	21,406	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value per share. No shares authorized, no shares issued and outstanding, actual; 1,109,812 shares authorized, no shares issued and outstanding, pro forma; and 10,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—	—
Common stock, $0.01 par value per share. 107,790,308 shares authorized, 840,860 shares issued and outstanding, actual; 210,009,552 shares authorized, 32,475,852 shares issued and outstanding, pro forma; and 750,000,000 shares authorized, 43,213,844 shares issued and outstanding, pro forma as adjusted	8	325	432
Additional paid-in capital	427,762	1,013,973	1,231,431
Accumulated deficit	(756,888)	(766,440)	(771,330)
Accumulated other comprehensive income	(5,306)	(5,306)	(5,306)

Total stockholders’ equity (deficit)	(334,424)	242,552	455,227

Total capitalization	$491,841	$360,478	$573,153

The above discussion is based on 1,950,671 shares of our common stock outstanding (on an as converted to common stock basis) as of September 30, 2014, and excludes:

•	an aggregate of 411,710 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•

1,052,491 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted-average exercise price of $15.97 per share, of which 115,411 are vested and exercisable;

•	297,269 shares of common stock issuable upon the vesting of RSUs outstanding as of September 30, 2014 under our 2005 Stock Incentive Plan;

•	655,904 shares of common stock issuable upon the vesting of additional RSUs outstanding as of September 30, 2014;

•

343,722 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•	rights to purchase 109,703 shares of common stock at an exercise price of $27.25 per share outstanding as of September 30, 2014, which expire;

•	an aggregate of 600,000 shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of 160,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and amounts equal to the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering or (ii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of September 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Offering Price Per Share	Repayment of Related- Party Notes (1)	Shares of Common Stock Issued Upon Exchange for Related-Party Notes (2)	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants (3)	Pro Forma Shares of Common Stock Outstanding (4)	Pro Forma as Adjusted Shares of Common Stock Outstanding (5)
$21.00	$133,373,809	25,197,260	3,806,839	32,876,960	44,319,279
21.50	139,417,086	24,282,412	4,324,529	32,725,497	43,922,121
22.00	145,460,364	23,419,639	4,818,688	32,591,411	43,553,507
22.50	151,503,642	22,607,785	5,290,879	32,475,852	43,213,844
23.00	157,546,920	21,831,220	5,742,543	32,365,311	42,888,943
23.50	163,590,198	21,087,710	6,174,992	32,259,489	42,577,882
24.00	169,633,476	20,375,175	6,589,418	32,158,066	42,279,773

(1)

Reflects the sum of $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility by certain companies that process substantially all of our credit card transactions, which will be used to repay principal and accrued interest on certain Related-Party Notes, and that portion of the net proceeds from the shares sold by us in this offering that we intend to use to repay principal and accrued interest on certain Related-Party Notes after deducting from the net proceeds the amount that we will retain for general corporate purposes. See “Use of Proceeds” elsewhere in this prospectus. The net proceeds that we will retain for purposes other than repayment of Related-Party Notes include $214.5 million (including the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014), plus the following amounts that vary based on the initial public offering price: (i) amounts we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization; (ii) the amount we have agreed to pay to the Virgin Group and Cyrus Holdings in connection with the PAR Capital Private Placement, which will be equal to the number of shares purchased by PAR Capital multiplied by 4% of the initial public offering price per share; (iii) the commission that we have agreed to pay to Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement, which we expect to be between $0.65 million and $1.17 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); and (iv) amounts that we intend to use to pay withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of this offering.
(2)	Reflects the exchange of the remaining Related-Party Notes (i.e., after the repayments listed in footnote (1) to this table are allocated between the notes as described under “2014 Recapitalization” elsewhere in this prospectus) for shares of our common stock calculated by dividing principal and accrued interest due under such notes by the initial public offering price per share, or in the case of certain FNPA Notes or FNPA II Notes, by dividing 117.0% of the principal and accrued interest due under such notes by the initial public offering price per share.
(3)	Reflects the exchange of certain Related-Party Warrants without receipt of cash consideration for a number of shares of our common stock equal to the aggregate value of such warrants divided by the initial public offering price per share, where the aggregate value of a warrant is calculated by multiplying (i) the number of shares issuable upon exercise of such warrant by (ii) the excess, if any, of the initial public offering price per share over, in most instances, the exercise price per share provided for in such warrant, provided that, in the case of certain outstanding warrants to purchase shares of common stock with an exercise price of $26.42 per share, an exercise price of $18.87 was used instead as provided for in the 2014 Recapitalization Agreement.
(4)	Reflects: (i) the issuance of the shares of common stock listed in footnote (2) to this table upon exchange for Related-Party Notes; (ii) the issuance of the shares of common stock listed in footnote (3) to this table upon exchange for Related-Party Warrants; (iii) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (iv) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (iv) the issuance of 39,582 shares of common stock upon the exercise of rights to purchase such shares; and (v) the issuance of that number of additional shares of our common stock required to raise, at a price per share equal to the initial public offering price per share, (a) the amount set forth in footnote (1) to this table for repayment of Related-Party Notes (other than the $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility) and (b) the amount we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization.
(5)	Reflects the issuance of the shares of common stock in connection with the 2014 Recapitalization as listed in footnote (4) to this table and the issuance by us of additional shares of our common stock not already assumed to have been sold on a pro forma basis in clause (v) of footnote (4) above.

In each case, the total number of shares of common stock outstanding after this offering above is based on 1,950,671 shares of our common stock outstanding (on an as converted to common basis) as of September 30, 2014, subject to the same exclusions described above.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of September 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from September 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value (deficit) of our common stock as of September 30, 2014 was a deficit of $(383.4) million, or $(455.99) per share. Historical net tangible book value per share is calculated as historical net tangible book value of ($383.4) million, determined as net tangible book value of $(334.4) million less intangible assets of $49.0 million, divided by 840,860 shares of common stock outstanding. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to (i) the receipt of net proceeds from the issuance of 13,106,377 shares of common stock at an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting estimated underwriting discounts and estimated offering expenses payable by us, (ii) the exchange of any Related-Party Notes and Related-Party Warrants pursuant to the 2014 Recapitalization, (iii) the conversion of each share of our Class A, Class A-1, Class B, Class C and Class G common stock and our convertible preferred stock into one share of common stock, (iv) the issuance of 39,582 shares of common stock upon the exercise of rights to purchase such shares; (v) the payment to the Virgin Group and Cyrus Holdings of an aggregate amount equal to the aggregate discount to the initial public offering price of the shares purchased by PAR Capital in the PAR Capital Private Placement; (vi) the payment of the private placement commission to Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement; and (vii) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering, our pro forma net tangible book value as adjusted as of September 30, 2014 would have been approximately $406.2 million, or approximately $9.40 per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $465.39 per share to our existing stockholders and an immediate dilution of $13.10 per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price		$22.50
Net tangible book value (deficit) per share as of September 30, 2014	$(455.99)
Net increase per share attributable to 2014 Recapitalization	461.95

Pro forma net tangible book value per share (1)	5.96
Increase per share attributable to this offering	3.44

Pro forma net tangible book value per share, as adjusted to give effect to this offering (2)	9.40

Dilution in pro forma net tangible book value per share to new investors in this offering		$13.10

(1)	Pro forma net tangible book value per share is calculated as pro forma net tangible book value of $193.6 million, determined as pro forma total stockholders’ equity of $242.6 million less intangible assets of $49.0 million, divided by 32,475,852 total pro forma shares of common stock outstanding.
(2)	Pro forma as adjusted net tangible book value per share is calculated as the pro forma net tangible book value of $406.2 million, determined as pro forma as adjusted total stockholders’ equity of $455.2 million less intangible assets of $49.0 million, divided by 43,213,844 total pro forma as adjusted shares of common stock outstanding.

A $1.00 increase in the assumed initial public offering price of $22.50 per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.14 per share and the dilution to new investors by $(0.14) per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $22.50 per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering by $(0.15) per share and the dilution to new investors by $0.15 per share. This difference is due to the change in the number of shares issued at various assumed initial public offering prices as shown in the table in “Capitalization” elsewhere in this prospectus.

The table below summarizes as of September 30, 2014 (in thousands except share, per share and percentage data), on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders, (ii) issued to existing securityholders upon the exchange or conversion of our Related-Party Notes, Related-Party Warrants, and the conversion of the various outstanding classes of our common stock and our convertible preferred stock and (iii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $ 22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
		(in thousands)
Existing Stockholders	1,950,671	4.5%	$434,234	36.0%	$222.61
2014 Recapitalization-converted securityholders and employee compensation	28,156,796	65.2	478,222	39.6	$16.98
New investors	13,106,377	30.3	294,893	24.4	$22.50

Total	43,213,844	100%	$1,207,349	100%

The above discussion and tables are based on 1,950,671 shares of our common stock outstanding (on an as converted to common stock basis) as of September 30, 2014, and exclude:

•	an aggregate of 411,710 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan;

•

1,052,491 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2014 at a weighted-average exercise price of $15.97 per share, of which 115,411 are vested and exercisable;

•	297,269 shares of common stock issuable upon the vesting of RSUs outstanding as of September 30, 2014 under our 2005 Stock Incentive Plan;

•	655,904 shares of common stock issuable upon the vesting of additional RSUs outstanding as of September 30, 2014;

•

343,722 shares of common stock issuable upon the vesting of RSUs approved by our board of directors to be granted to certain executive officers, members of our board of directors and other management contingent upon completion of this offering;

•	rights to purchase 109,703 shares of common stock at an exercise price of $27.25 per share outstanding as of September 30, 2014;

•	an aggregate of 600,000 shares of common stock reserved for issuance under our 2014 Equity Incentive Award Plan; and

•	an aggregate of 160,000 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan.

Because the share amounts set forth above are based on the accrued interest outstanding pursuant to our Related-Party Notes as of September 30, 2014, such amounts do not take into account shares of common stock to be issued in the 2014 Recapitalization in exchange for unpaid interest on the Related-Party Notes accrued from September 30, 2014 through the closing date of this offering. Such interest contractually accrues at a rate of approximately $3.9 million per month in the aggregate.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the 2014 Recapitalization:

•

the principal and accrued interest outstanding pursuant to our Related-Party Notes would be either (i) repaid with a portion of the net proceeds from this offering and amounts equal to the release of credit card holdbacks in connection with the establishment of the Letter of Credit Facility, (ii) exchanged for the Post-IPO Note or (iii) exchanged for shares of our common stock based on the initial public offering price of this offering;

•

outstanding warrants to purchase shares of our common stock, including our Related-Party Warrants, either (i) would be exchanged without receipt of cash consideration for shares of our common stock in amounts agreed to in the 2014 Recapitalization Agreement, which depend in part on the initial public offering price of this offering or (ii) would otherwise be cancelled; and

•	each issued and outstanding share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock would be converted into one share of common stock.

In this prospectus, in calculating the number of shares of common stock to be issued pursuant to the 2014 Recapitalization, we have assumed the application of the net proceeds to us as set forth in “Use of Proceeds” elsewhere in this prospectus, an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and an assumed initial public offering date of September 30, 2014 for purposes of calculating accrued interest on the Related-Party Notes. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes to the application of the net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants.

The following table, based on the assumptions described above, shows the effect of various initial public offering prices on our pro forma as adjusted tangible book value per share after this offering and the dilution to new investors. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Public Offering Price Per Share	Repayment of Related- Party Notes (1)	Shares of Common Stock Issued Upon Exchange for Related-Party Notes (2)	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants (3)	Pro Forma Shares of Common Stock Outstanding (4)	Pro Forma as Adjusted Shares of Common Stock Outstanding (5)
$21.00	$133,373,809	25,197,260	3,806,839	32,876,960	44,319,279
21.50	139,417,086	24,282,412	4,324,529	32,725,497	43,922,121
22.00	145,460,364	23,419,639	4,818,688	32,591,411	43,553,507
22.50	151,503,642	22,607,785	5,290,879	32,475,852	43,213,844
23.00	157,546,920	21,831,220	5,742,543	32,365,311	42,888,943
23.50	163,590,198	21,087,710	6,174,992	32,259,489	42,577,882
24.00	169,633,476	20,375,175	6,589,418	32,158,066	42,279,773

(1)

Reflects the sum of $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility by certain companies that process substantially all of our credit card transactions, which will be used to repay principal and accrued interest on certain Related-Party Notes, and that portion of the net proceeds from the shares sold by us in this offering that we intend to use to repay principal and accrued interest on certain Related-Party Notes after deducting from the net proceeds the amount that we will retain for general corporate purposes. See “Use of Proceeds” elsewhere in this prospectus. The net proceeds that we will retain for purposes other than repayment of Related-Party Notes include $214.5 million (including the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014), plus the following amounts that vary based on the initial public offering price: (i) amounts we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization; (ii) the amount we have agreed to pay to the Virgin Group and Cyrus Holdings in connection with the PAR Capital Private Placement, which will be equal to the number of shares purchased by PAR Capital multiplied by 4% of the initial public offering price per share; (iii) the commission that we have agreed to pay to Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement, which we expect to be between $0.65 million and $1.17 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); and (iv) amounts that we intend to use to pay withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of this offering.
(2)	Reflects the exchange of the remaining Related-Party Notes (i.e., after the repayments listed in footnote (1) to this table are allocated between the notes as described under “2014 Recapitalization” elsewhere in this prospectus) for shares of our common stock calculated by dividing principal and accrued interest due under such notes by the initial public offering price per share, or in the case of certain FNPA Notes or FNPA II Notes, by dividing 117.0% of the principal and accrued interest due under such notes by the initial public offering price per share.
(3)	Reflects the exchange of certain Related-Party Warrants without receipt of cash consideration for a number of shares of our common stock equal to the aggregate value of such warrants divided by the initial public offering price per share, where the aggregate value of a warrant is calculated by multiplying (i) the number of shares issuable upon exercise of such warrant by (ii) the excess, if any, of the initial public offering price per share over, in most instances, the exercise price per share provided for in such warrant, provided that, in the case of certain outstanding warrants to purchase shares of common stock with an exercise price of $26.42 per share, an exercise price of $18.87 was used instead as provided for in the 2014 Recapitalization Agreement.
(4)	Reflects: (i) the issuance of the shares of common stock listed in footnote (2) to this table upon exchange for Related-Party Notes; (ii) the issuance of the shares of common stock listed in footnote (3) to this table upon exchange for Related-Party Warrants; (iii) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (iv) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (iv) the issuance of 39,582 shares of common stock upon the exercise of rights to purchase such shares; and (v) the issuance of that number of additional shares of our common stock required to raise, at a price per share equal to the initial public offering price per share, (a) the amount set forth in footnote (1) to this table for repayment of Related-Party Notes (other than the $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility) and (b) the amount we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization.
(5)	Reflects the issuance of the shares of common stock in connection with the 2014 Recapitalization as listed in footnote (4) to this table and the issuance by us of additional shares of our common stock not already assumed to have been sold on a pro forma basis in clause (v) of footnote (4) above.

In each case, the total number of shares of common stock outstanding after this offering above is based on 1,950,671 shares of our common stock outstanding (on an as converted to common basis) as of September 30, 2014, subject to the same exclusions described above.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENTS OF OPERATIONS

The unaudited pro forma consolidated balance sheet and statements of operations are presented as if the 2014 Recapitalization described below, including the application of net proceeds from this offering to repay Related-Party Notes and the conversion of certain of the remaining Related-Party Notes into common stock, had occurred on the dates and for the periods indicated below, by applying adjustments to our historical consolidated balance sheet and statements of operations included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet and statements of operations have been adjusted to illustrate the effect of (a) the repayment of $100.0 million of principal and accrued interest due under the Related-Party Notes in connection with the release of $100.0 million of cash collateral held by our credit card processors in exchange for the establishment of the Letter of Credit Facility arranged by the Virgin Group; (b) the issuance of the $50.0 million Post-IPO Note in exchange for cancellation of $50.0 million of certain Related-Party Notes held by the Virgin Group; (c) the repayment of $51.5 million of principal and accrued interest due under certain Related-Party Notes using $51.5 million of the assumed net proceeds from the sale of shares by us in this offering assuming an initial public offering of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (d) the exchange of approximately $477.3 million of principal and accrued interest due under the Related-Party Notes for 22,607,785 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (e) the issuance of 5,290,879 shares of common stock in exchange for Related-Party Warrants to purchase 26,067,475 shares of our common stock, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); (f) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (g) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering and 343,722 shares of common stock issuable upon the vesting of RSUs over a three-year service term; (h) payments of approximately $1.8 million, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization using net proceeds from the sale of shares by us in this offering; and (i) the presentation of the excess of the recorded amount of debt and preferred stock above the cash and other consideration to be received of $45.9 million as additional paid in capital.

The unaudited pro forma consolidated balance sheet and statements of operations do not include the receipt by us of $214.5 million of the net proceeds, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), from this offering, as further described under “Capitalization” elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled “2014 Recapitalization,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2014

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Operating revenues:
Passenger	$998,365			$998,365
Other	119,404			119,404

Total operating revenues	1,117,769	—		1,117,769

Operating expenses:
Aircraft fuel	380,625			380,625
Aircraft rent	137,440			137,440
Salaries, wages and benefits	175,370	1,822	(a)	177,192
Landing fees and other rents	98,594			98,594
Sales and marketing	84,693			84,693
Aircraft maintenance	47,163			47,163
Depreciation and amortization	10,417			10,417
Other operating expenses	97,147			97,147

Total operating expenses	1,031,449	1,822		1,033,271

Operating income	86,320	(1,822)		84,498

Other income (expense):
Interest expense—related-party	(28,654)	28,654	(b)	(2,653)
		(2,653)	(c)
Interest expense	(2,571)			(2,571)
Capitalized interest	1,840			1,840
Interest income and other	330	(4,110)	(d)	(3,780)

Total other expense	(29,055)	21,891		(7,164)

Net income before income tax	57,265	20,069		77,334

Income tax expense	1,028		(e)	1,028

Net income	$56,237	$20,069		$76,306

Net income per share:
Basic	$31.04			$2.34
Diluted	$18.13			$2.27

Shares used for computation:
Basic	701,671		(f)	32,563,041
Diluted	1,992,446		(f)	33,643,782

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2013

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Operating revenues:
Passenger	$1,289,268			$1,289,268
Other	135,410			135,410

Total operating revenues	1,424,678	—		1,424,678

Operating expenses:
Aircraft fuel	507,035			507,035
Aircraft rent	202,071			202,071
Salaries, wages and benefits	196,477	2,429	(a)	198,906
Landing fees and other rents	122,621			122,621
Sales and marketing	106,599			106,599
Aircraft maintenance	61,854			61,854
Depreciation and amortization	13,963			13,963
Other operating expenses	133,177			133,177

Total operating expenses	1,343,797	2,429		1,346,226

Operating income	80,881	(2,429)		78,452

Other income (expense):
Interest expense—related-party	(68,439)	68,439	(b)	(3,269)
		(3,269)	(c)
Interest expense	(2,854)			(2,854)
Capitalized interest	534			534
Interest income and other	339	(5,480)	(d)	(5,141)

Total other expense	(70,420)	59,690		(10,730)

Net income before income tax	10,461	57,261		67,722

Income tax expense	317		(e)	317

Net income	$10,144	$57,261		$67,405

Net income per share:
Basic	$5.60			$2.08
Diluted	$3.68			$2.03

Shares used for computation:
Basic	701,671		(f)	32,446,072
Diluted	1,646,821		(f)	33,196,528

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2014

(in thousands, except per share data)

	Actual	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$184,454			$184,454
Credit card holdbacks	136,921	$(100,000)	(h)	36,921
Other receivables, net	16,893			16,893
Prepaid expenses and other assets	15,840			15,840

Total current assets	354,108	(100,000)		254,108

Property and equipment:
Flight equipment	71,746			71,746
Ground and other equipment	68,490			68,490

Less accumulated depreciation and amortization	(70,533)			(70,533)

	69,703			69,703
Pre-delivery payments for flight equipment	78,298			78,298

Total property and equipment, net	148,001			148,001
Aircraft maintenance deposits	196,466			196,466
Aircraft lease deposits	50,758			50,758
Restricted cash	18,774			18,774
Other non-current assets	107,920	2,202	(g)	110,122

	373,918	2,202		376,120

Total assets	$876,027	$(97,798)		$778,229

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 30, 2014

(in thousands, except per share data)

	Actual	Adjustments			Pro Forma
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$42,931	$—			$42,931
Air traffic liability	193,416				193,416
Other current liabilities	85,195				85,195
Long-term debt—current portion	13,530				13,530

Total current liabilities	335,072	—			335,072

Long-term debt—related parties	725,397	(11,537)	(c	)	38,464	(c	)
		(100,000)	(h	)
		(51,503)	(i	)
		(490,328)	(j	)
		(33,565)	(k	)
Long-term debt	65,932				65,932
Other liabilities	62,644	33,565	(k	)	96,209

Total liabilities	1,189,045	(653,368)			535,677

Convertible preferred stock, $0.01 par value per share. 1,109,812 shares authorized, 1,109,811 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma	21,406	(21,406)	(m	)	—

Stockholders’ equity (deficit)
Preferred stock, $0.01 par value per share. No shares authorized, no shares issued and outstanding, actual; 1,109,812 shares authorized, no shares issued and outstanding, pro forma	—

Common stock, $0.01 par value per share. 107,790,308 shares authorized, 840,860 shares issued and outstanding, actual; 210,009,552 shares authorized, 32.475,852 issued and outstanding, pro forma	8	2	(g	)	325
		23	(i	)
		226	(j	)
		53	(l	)
		11	(m	)
		2	(n	)

Additional paid-in capital	427,762	11,537	(c	)	1,013,973
		2,674	(g	)
		51,480	(i	)
		490,102	(j	)
		(53)	(l	)
		21,395	(m	)
		9,076	(n	)

Accumulated deficit	(756,888)	(474)	(g	)	(766,440)
		(9,078)	(n	)
Accumulated other comprehensive income	(5,306)				(5,306)

Total stockholders’ equity (deficit)	(334,424)	576,976			242,552

Total liabilities and stockholders’ equity (deficit)	$876,027	$(97,798)			$778,229

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED

BALANCE SHEET AND STATEMENTS OF OPERATIONS

(1)	Basis of Presentation

The unaudited pro forma consolidated statements of operations and per share data for the year ended December 31, 2013 and for the nine months ended September 30, 2014 have been adjusted to illustrate the effect of the 2014 Recapitalization, including the application of net proceeds from this offering to repay Related-Party Notes and the associated conversion of certain of the remaining Related-Party Notes into common stock, as if it occurred on January 1, 2013. For the unaudited pro forma consolidated balance sheet as of September 30, 2014, the 2014 Recapitalization is reflected as if it had occurred on September 30, 2014.

The unaudited pro forma consolidated balance sheet and statements of operations do not include the receipt by us of net proceeds of $214.5 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), as a result of this offering, as further described under “Capitalization” elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet and statements of operations have been presented for informational purposes only. The unaudited pro forma consolidated balance sheet and statements of operations do not purport to represent what our results of operations or financial condition would have been had the transactions to which the adjustments relate actually occurred as of the dates indicated. In addition, the unaudited pro forma consolidated balance sheet and statements of operations do not purport to project our future financial position or operating results for any future period or as of any future date.

The adjustments are based on certain estimates and assumptions we believe are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing as of the date of the pro forma transactions, the date of this prospectus or any future date. The adjustments reflected give effect to events that are (1) directly attributable to transactions, (2) factually supportable, (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results and (4) based on the estimated net proceeds from the offering, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), only to the extent necessary to determine the proceeds available to pay down the Related-Party Notes. The assumptions underlying the adjustments reflected are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated balance sheet and statements of operations.

The pro forma consolidated statements of operations do not reflect the indirect effects of the transaction on our teammate annual profit sharing program, under which we pay 15% of profit before income taxes and profit sharing to substantially all of our teammates (other than officers and certain management teammates who are not eligible).

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in changes in the application of net proceeds as set forth in “Use of Proceeds” elsewhere in this prospectus and in the following variables: (1) the amount of principal and accrued interest outstanding pursuant to our Related-Party Notes that are not repaid with net proceeds from this offering; (2) the number of shares of common stock that would be issued upon exchange of such Related-Party Notes; and (3) the number of shares of common stock that would be issued upon exchange of our Related-Party Warrants. The following table shows (in thousands, except per share data) the effects of various initial public offering prices on these variables based on the assumptions described above. The initial public offering prices shown below are hypothetical and illustrative only.

Assumed Initial Public Offering Price Per Share	Repayment of Related-Party Notes (1)	Shares of Common Stock Issued Upon Exchange for Related-Party Notes (2)	Shares of Common Stock Issued Upon Exchange for Related- Party Warrants (3)	Pro Forma Shares of Common Stock Outstanding (4)
$21.00	$133,373,809	25,197,260	3,806,839	32,876,960
21.50	139,417,086	24,282,412	4,324,529	32,725,497
22.00	145,460,364	23,419,639	4,818,688	32,591,411
22.50	151,503,642	22,607,785	5,290,879	32,475,852
23.00	157,546,920	21,831,220	5,742,543	32,365,311
23.50	163,590,198	21,087,710	6,174,992	32,259,489
24.00	169,633,476	20,375,175	6,589,418	32,158,066

(1)	Reflects the sum of $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility by certain companies that process substantially all of our credit card transactions, which will be used to repay principal and accrued interest on certain Related-Party Notes, and that portion of the net proceeds from the shares sold by us in this offering that we intend to use to repay principal and accrued interest on certain Related-Party Notes after deducting from the net proceeds the amount that we will retain for general corporate purposes. See “Use of Proceeds” elsewhere in this prospectus. The net proceeds that we will retain for purposes other than repayment of Related-Party Notes include $214.5 million (including the $1.8 million reimbursement to us for offering expenses paid by us prior to September 30, 2014), plus the following amounts that vary based on the initial public offering price: (i) amounts we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization; (ii) the amount we have agreed to pay to the Virgin Group and Cyrus Holdings in connection with the PAR Capital Private Placement, which will be equal to the number of shares purchased by PAR Capital multiplied by 4% of the initial public offering price per share; (iii) the commission that we have agreed to pay to Barclays Capital Inc. and Deutsche Bank Securities Inc. in connection with the PAR Capital Private Placement, which we expect to be between $0.65 million and $1.17 million, based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus); and (iv) amounts that we intend to use to pay withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of this offering.
(2)	Reflects the exchange of the remaining Related-Party Notes (i.e., after the repayments listed in footnote (1) to this table are allocated between the notes as described under “2014 Recapitalization” elsewhere in this prospectus) for shares of our common stock calculated by dividing principal and accrued interest due under such notes by the initial public offering price per share, or in the case of certain FNPA Notes or FNPA II Notes, by dividing 117.0% of the principal and accrued interest due under such notes by the initial public offering price per share.
(3)	Reflects the exchange of certain Related-Party Warrants without receipt of cash consideration for a number of shares of our common stock equal to the aggregate value of such warrants divided by the initial public offering price per share, where the aggregate value of a warrant is calculated by multiplying (i) the number of shares issuable upon exercise of such warrant by (ii) the excess, if any, of the initial public offering price per share over, in most instances, the exercise price per share provided for in such warrant, provided that, in the case of certain outstanding warrants to purchase shares of common stock with an exercise price of $26.42 per share, an exercise price of $18.87 was used instead as provided for in the 2014 Recapitalization Agreement.
(4)	Reflects: (i) the issuance of the shares of common stock listed in footnote (2) to this table upon exchange for Related-Party Notes; (ii) the issuance of the shares of common stock listed footnote (3) to this table upon exchange for Related-Party Warrants; (iii) the conversion of each share of our convertible preferred stock and our Class A, Class A-1, Class B, Class C and Class G common stock into one share of our common stock; (iv) the issuance of 218,550 shares of common stock approved by our board of directors to certain executive officers and management upon completion of this offering; (iv) the issuance of 39,582 shares of common stock upon the exercise of rights to purchase such shares; and (v) the issuance of that number of additional shares of our common stock required to raise, at a price per share equal to the initial public offering price per share, (a) the amount set forth in footnote (1) to this table for repayment of Related-Party Notes (other than the $100.0 million of cash collateral to be released to us in connection with the Letter of Credit Facility) and (b) the amount we have agreed to pay to certain of our aircraft lessors in settlement of accelerated lease obligations triggered by the repayment of Related-Party Notes as part of the 2014 Recapitalization.

The unaudited pro forma consolidated balance sheet and statements of operations are adjusted to present the capital structure of the 2014 Recapitalization and the receipt and the application of the net proceeds of the offering as described above. The table below provides the summary of the effect of these transactions on our pro forma capitalization as of September 30, 2014 (in thousands):

	As of September 30, 2014
	Actual	Release of Holdback to Extinguish Debt	Application of Net Proceeds to Extinguish Debt	License Fee	Extinguishment of Related Party Notes in Exchange for New Common Stock	Adjustment of Post-IPO Note to Fair Value	Conversion of Warrants, Preferred and Other Non-Class A Stock to Common Stock	Lessor Loan Repayment with Cash and Conversion to Common Stock	Pro Forma
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
Long-term debt – current portion	$13,530								$13,530
Long-term debt—related parties	725,397	(100,000)	$(51,503)	(33,565)	(490,328)	(11,537)			38,464
Long-term debt	65,932								65,932

Total long-term debt	804,859	(100,000)	(51,503)	(33,565)	(490,328)	(11,537)	—	—	117,926

Convertible preferred stock	21,406						(21,406)		—

Total stockholders’ equity (deficit)	(334,424)		51,503		490,328	11,537	21,406	2,202	242,552

Total capitalization	$491,841	$(100,000)	—	(33,565)	—	—	—	2,202	$360,478

(2)	Pro Forma Adjustments

(a)	Reflects stock-based compensation expense recognized on a pro forma basis for the award of RSUs with respect to 343,722 shares of common stock approved by our board of directors to be granted upon completion of this offering for which the cost is estimated based on the initial price of this offering (assumed to be $22.50 per share, the midpoint of the price range set forth on the cover of this prospectus) multiplied by the number of shares and is recognized ratably over the service term of three years following the offering.
(b)	Reflects the elimination of all historical interest expense on related-party debt of $28.7 million and $68.4 million for the nine months ended September 30, 2014 and for the year ended December 31, 2013. All of this indebtedness is assumed to be repaid, converted to common stock or exchanged for the Post-IPO Note as part of the 2014 Recapitalization and completion of this offering.
(c)	Reflects the issuance of a $50.0 million note (the “Post-IPO Note”) in exchange for the cancellation of $50.0 million of Related-Party Notes held by the Virgin Group, recorded at the estimated fair value of $38.5 million, calculated using an effective interest rate of 8.5%, determined based on an estimated market rate for unsecured instruments with similar terms on the unaudited pro forma consolidated balance sheet, resulting in a reduction in related-party debt of $11.5 million. Also reflects the addition of interest expense of $2.7 million and $3.3 million for the nine months ended September 30, 2014 and for the year ended December 31, 2013 on the Post-IPO Note held by the Virgin Group. The Post-IPO Note will bear payment-in-kind interest at 5.0% per year, compounded annually and would become due eight years after the date of the closing of this offering, or six years after the date of the closing of this offering if we terminate the Letter of Credit Facility. Interest expense also includes the amortization of the difference between the fair value and face amount of the Post-IPO Note over the assumed eight-year term of the Post-IPO Note, resulting in an effective interest rate of 8.5%.

(d)	Reflects the annual commitment fee of 5.0% and estimated other fees of 0.48% associated with the issuance and maintenance of the $100.0 million Letter of Credit Facility, the terms of which we believe approximate fair value.
(e)	As a result of our existing income tax loss carry-forwards in the United States, for which full valuation allowances have been provided, no deferred income taxes have been established and no income tax has been provided related to the pro forma adjustments for the 2014 Recapitalization.
(f)	The weighted-average number of shares used to compute pro forma basic and diluted earnings per share is based on the number of our common shares outstanding immediately following our 2014 Recapitalization and this offering. The unaudited pro forma basic and diluted net income per share for the nine months ended September 30, 2014 and the year ended December 31, 2013 were computed to give effect to the issuance of our common stock, as well as the conversion our convertible preferred stock, Class A common stock and non-Class A common stock into common stock as a result of the 2014 Recapitalization, including the application of certain proceeds from the offering that have been assumed to repay a portion of related-party debt and additional required disbursement items using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The unaudited pro forma share amounts also include 218,550 shares of fully vested common stock that will be issued upon completion of this offering and that portion of the RSUs with respect to 343,722 shares of common stock to be granted upon completion of this offering that would have vested during the period if the offering had occurred on January 1, 2013. Stock-based compensation expense associated with the issuance of 218,550 shares of fully vested common stock and the expense associated with pre-IPO stock grants that vest upon completion of the IPO are not reflected as adjustments to pro forma net income in this pro forma presentation. If the qualifying event had occurred on September 30, 2014, we would have recorded $9.1 million of stock-based compensation expense related to these stock awards. The unaudited pro forma net income includes stock-based compensation expense associated with the RSUs with respect to 343,722 shares of common stock to be granted upon completion of the IPO to the extent amounts would have been expensed during the period if the offering had occurred on January 1, 2013. The pro forma amounts also reflect the addback to net income of the interest expense recorded in our statement of operations as a result of the payment and conversion of the Related-Party Notes to common stock, as well as reduction for the interest expense on the Post-IPO Note, the annual commitment fee of 5.0% and estimated other fees of 0.48% associated with the issuance and maintenance of the $100.0 million Letter of Credit Facility. See Note 15 for the pro forma table which sets forth each adjustment associated with computation of our pro forma basic and diluted net income per share for the nine months ended September 30, 2014 and the year ended December 31, 2013.

The following table sets forth our computation of basic and diluted pro forma net income per share for the periods presented (in thousands, except share and per share data):

	For the Year Ended December 31, 2013	For Nine Months Ended September 30, 2014
	(unaudited)	(unaudited)
Net income as reported	$10,144	$56,237
Pro forma adjustment to reflect stock-based compensation associated with RSUs with respect to 343,722 shares of common stock granted upon this offering	(2,429)	(1,822)
Pro forma adjustment to reflect the addback of interest expense on the related-party notes as result of the payment and conversion of such notes to common stock	68,439	28,654
Pro forma adjustment to reflect the interest incurred on the Post-IPO Note	(3,269)	(2,653)
Pro forma adjustment to reflect the commitment and other fees incurred on the Letter of Credit Facility	(5,480)	(4,110)

Net income attributable to common stockholders used in pro forma net income per share calculation	$67,405	$76,306

	For the Year Ended December 31, 2013	For Nine Months Ended September 30, 2014
	(unaudited)	(unaudited)
Basic shares:
Weighted-average shares used to compute basic net income per share	701,671	701,671
Pro forma adjustment to reflect assumed issuance of common stock in exchange for the remaining principal plus accrued interest on certain related-party notes	22,607,785	22,607,785
Pro forma adjustment to reflect the issuance of shares to obtain $51.5 million of assumed net proceeds to repay $51.5 million of certain Related-Party Notes	2,289,051	2,289,051
Pro forma adjustment to reflect assumed issuance of common stock upon the cancellation of certain other related-party warrants	5,290,879	5,290,879
Pro forma adjustment to reflect assumed conversion of convertible preferred stock upon completion of our expected initial public offering	1,109,811	1,109,811
Pro forma adjustment to reflect assumed conversion of Class G common stock upon completion of our expected initial public offering	109,409	138,298
Pro forma adjustment to reflect RSUs that vest upon the completion of this offering	218,550	218,550
Pro forma adjustment to reflect RSUs that begin vesting after the completion of this offering	—	88,080
Pro forma adjustment to reflect the issuance of shares to obtain $1.8 million of assumed net proceeds to repay $1.8 million of certain lessor obligations	79,334	79,334
Pro forma adjustment to reflect assumed conversion of lease rebates due over the lease term to certain lessors	39,582	39,582

Weighted-average shares used to compute basic pro forma net income per share	32,446,072	32,563,041

Diluted shares:
Weighted-average shares used to compute basic pro forma net income per share	32,446,072	32,563,041
Weighted-average effect of dilutive securities
Employee stock options	77,768	113,633
Restricted shares	672,688	967,108

Weighted-average shares used to compute diluted pro forma net income per share	33,196,528	33,643,782

Pro forma net income per share attributable to common stockholders:
Basic	$2.08	$2.34

Diluted	$2.03	$2.27

(g)	Reflects the acceleration of $2.2 million of lease obligation repayments and an additional $0.4 million rent expense due under the terms of our lease agreements as a result of the repayment of related-party debt in connection with the 2014 Recapitalization. Under the amended lease agreements, we are obligated to refund certain advances and pay certain additional amounts due under these agreements in the event any debt is repaid. Approximately $1.8 million of this amount will be paid using $1.8 million of the assumed net proceeds from the sale of shares by us in this offering, assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus). The remainder will be paid through the issuance of 39,582 shares of our common stock, based on the assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus), to a lessor who has a right to receive common stock in settlement of its lease obligations. The $2.2 million was recorded in our consolidated financial statements as a component of the deferred rent balance, which is recorded in other non-current assets, as it is a component of our minimum lease payments.
(h)

Reflects the release to us of $100.0 million of cash collateral held by certain companies that process substantially all of our credit card transactions upon execution of an agreement with the Virgin Group to provide for a $100.0 million Letter of Credit Facility and the use of an equal amount to repay Related-Party Notes.
(i)	Reflects the repayment of principal and accrued interest due under Related-Party Notes using $51.5 million of the assumed net proceeds from the sale of shares by us in this offering assuming an initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus).
(j)	Reflects the exchange of the remaining contractual principal plus accrued interest of $477.3 million with remaining book value of $490.3 million, of Related-Party Notes for 22,607,785 shares of our common stock based on the assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus). In the case of certain FNPA Notes or FNPA II Notes, we divide 117% of the principal and accrued interest due under such notes by the initial public offering price at which shares are sold in this offering.
(k)	Reflects a fair value adjustment to record the present value of estimated license fee payments under the revised agreement, executed as a condition to the 2014 Recapitalization, in excess of the estimated payment determined under our existing license agreement. In connection with the 2014 Recapitalization, we agreed to increase the license fee from 0.5% to 0.7% of total revenue commencing in the first quarter of 2016 until our annual revenue exceeds $4.5 billion. We calculated the adjustment to be $33.6 million based on the present value of the additional cash flows of 0.2% of estimated total revenue over the estimated period required to reach the $4.5 billion cap using the unsecured discount rate of 10.5%. We recorded the fair value of the increase as a reduction in related-party debt and an increase in other long-term liabilities as it is a part of the consideration to the Virgin Group for completing the 2014 Recapitalization.
(l)	Reflects the issuance of 5,290,879 shares of our common stock upon the exchange of certain warrants based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover page of this prospectus).
(m)	Reflects the conversion of each of our preferred stock and various classes of each of our common stock into our common stock in connection with the 2014 Recapitalization. Shares of preferred stock and common stock of various classes will convert into shares of our common stock as follows:

Share Class	Shares Converted	New Common Shares Issued
Class A	248,308	248,308
Class A-1	29,142	29,142
Class B	424,221	424,221
Class G	139,189	139,189
Preferred stock	1,109,811	1,109,811

(n)	Reflects the increase in the accumulated deficit and additional paid in capital associated with the stock compensation expense for performance-based awards that are contingent on the completion of this offering and where the underlying service conditions have been met for those grants that also have a service condition. We have also included the increase in accumulated deficit and additional paid in capital associated with the 218,550 shares of common stock approved by our board of directors that will be issued to certain executive officers and management upon completion of this offering and that have no service conditions. The cost associated with these IPO grants of $4.9 million was estimated based on an assumed initial public offering price of $22.50 per share (the midpoint of the price range set forth on the cover of this prospectus) multiplied by the number of shares. For grants that also have a service condition, we included only the cost associated with the service period already rendered of $4.2 million. We calculated the adjustment based on the number of shares granted multiplied by the grant date fair value on a grant-by-grant basis.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the consolidated financial and operating data for our business for the periods presented. You should read this selected consolidated financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

We derived the selected consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated statement of operations data for the nine months ended September 30, 2013 and 2014 and the consolidated balance sheet data as of September 30, 2014 from our unaudited consolidated financial statements included in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the nine months ended September 30, 2014 are not indicative of the results expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands, except per share data)
						(unaudited)
Consolidated Statement of Operations Data:
Operating revenues:
Passenger	$490,791	$655,448	$950,933	$1,215,178	$1,289,268	$962,289	$998,365
Other	56,854	68,598	86,175	117,659	135,410	102,461	119,404

Operating revenues	547,645	724,046	1,037,108	1,332,837	1,424,678	1,064,750	1,117,769
Operating expenses:
Aircraft fuel (1)	149,277	246,699	417,815	537,501	507,035	382,633	380,625
Aircraft rent	117,318	138,422	187,876	236,800	202,071	156,058	137,440
Salaries, wages and benefits	87,934	108,901	138,276	176,216	196,477	143,614	175,370
Landing fees and other rents	61,723	69,036	87,133	110,165	122,621	91,305	98,594
Sales and marketing	51,684	59,990	81,901	107,136	106,599	79,246	84,693
Aircraft maintenance	23,502	23,017	34,596	58,934	61,854	47,692	47,163
Depreciation and amortization	16,220	10,530	10,155	11,260	13,963	9,767	10,417
Other operating expenses	78,969	79,888	106,752	126,558	133,177	97,143	97,147

Total operating expenses	586,627	736,483	1,064,504	1,364,570	1,343,797	1,007,458	1,031,449
Operating income (loss)	(38,982)	(12,437)	(27,396)	(31,733)	80,881	57,292	86,320
Other income (expense):
Interest expense - related party	(34,907)	(53,896)	(71,925)	(113,708)	(68,439)	(59,346)	(28,654)
Interest expense (2)	(7,619)	(6,247)	(3,652)	(2,402)	(2,854)	(2,229)	(2,571)
Capitalized interest (3)	435	3,541	2,320	2,176	534	—	1,840
Interest income and other	295	227	264	294	339	247	330

Net income (loss) before income tax	(80,778)	(68,812)	(100,389)	(145,373)	10,461	(4,036)	57,265
Income tax expense	—	(137)	14	15	317	—	1,028

Net income (loss)	$(80,778)	$(68,675)	$(100,403)	$(145,388)	$10,144	$(4,036)	$56,237

Net income (loss) per share:
Basic (4)	$(115.12)	$(97.87)	$(143.09)	$(207.20)	$5.60	$(5.75)	$31.04

Diluted (4)	$(115.12)	$(97.87)	$(143.09)	$(207.20)	$3.68	$(5.75)	$18.13

Shares used in per share calculation:
Basic (4)	701,671	701,671	701,671	701,671	701,671	701,671	701,671
Diluted (4)	701,671	701,671	701,671	701,671	1,646,821	701,671	1,992,446
Non-GAAP Financial Data (unaudited):
EBITDA (5)	$(22,762)	$(1,907)	$(17,241)	$(20,473)	$94,844	$67,059	$96,737
EBITDAR (5)	94,556	136,515	170,635	216,327	296,915	223,117	234,177

(1)	Aircraft fuel expense is the sum of (i) the cost of jet fuel and certain other charges such as fuel taxes and certain transportation and distribution costs; (ii) settlement gains and losses arising from any fuel price hedging activity; and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts.

(2)	Substantially all of the interest expense recorded in 2011, 2012 and 2013 and the nine months ended September 30, 2013 and 2014 relates to long-term debt held by our principal stockholders that is expected to be substantially repaid or redeemed or exchanged for shares of our common stock in connection with the 2014 Recapitalization. For more information, see “Use of Proceeds” and “2014 Recapitalization” elsewhere in this prospectus.
(3)	Interest attributable to funds used to finance the acquisition of new aircraft, including pre-delivery payments, or PDPs, is capitalized as an additional cost of the related asset approximately two years prior to the intended delivery date. Interest is capitalized at our weighted-average interest rate on long-term debt or, where applicable, the interest rate related to specific borrowings.
(4)	See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings per share.
(5)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating performance of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. However, because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

These non-GAAP financial measures have limitations as an analytical tool. Some of these limitations are: they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements; and other companies in our industry may calculate EBITDA and EBITDAR differently than we do, limiting their usefulness as a comparative measure. Because of these limitations, EBITDA and EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of net income (loss) to EBITDA and EBITDAR for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
	(in thousands)
						(unaudited)
Reconciliation:
Net income (loss)	$(80,778)	$(68,675)	$(100,403)	$(145,388)	$10,144	$(4,036)	$56,237
Interest expense	42,526	60,143	75,577	116,110	71,293	61,575	31,225
Capitalized interest	(435)	(3,541)	(2,320)	(2,176)	(534)	—	(1,840)
Interest income	(295)	(227)	(264)	(294)	(339)	(247)	(330)
Income tax expense	—	(137)	14	15	317	—	1,028
Depreciation and amortization	16,220	10,530	10,155	11,260	13,963	9,767	10,417

EBITDA	(22,762)	(1,907)	(17,241)	(20,473)	94,844	67,059	96,737
Aircraft rent	117,318	138,422	187,876	236,800	202,071	156,058	137,440

EBITDAR	$94,556	$136,515	$170,635	$216,327	$296,915	$223,117	$234,177

The following table presents our historical selected consolidated balance sheet data for the periods presented:

	As of December 31,					As of September 30,
	2009	2010	2011	2012	2013	2014
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,619	$29,904	$159,815	$76,018	$155,659	$184,454
Total assets	292,702	298,250	505,644	511,022	700,996	876,027
Long-term debt, including current portion	432,237	489,053	726,954	857,034	747,431	804,859
Convertible preferred stock	128,054	21,406	21,406	21,406	21,406	21,406
Total stockholders’ equity (deficit)	(432,817)	(393,025)	(484,473)	(630,924)	(384,027)	(334,424)

OPERATING STATISTICS

	Year Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
Operating Statistics (unaudited): (1)
Available seat miles—ASMs (millions)	6,546	7,652	9,853	12,514	12,243	9,191	9,196
Departures	33,047	35,737	44,696	56,362	58,215	43,289	43,778
Average stage length (statute miles)	1,415	1,546	1,571	1,567	1,474	1,491	1,471
Aircraft in service—end of period	28	33	44	52	53	53	53
Fleet utilization	11.3	12.7	12.1	11.6	10.8	10.9	10.8

Passengers (thousands)	3,654	3,909	5,030	6,219	6,329	4,752	4,888
Average fare	$134.07	$167.51	$189.05	$195.38	$203.70	$202.49	$204.25
Yield per passenger mile (cents)	9.04	10.50	11.82	12.26	13.14	12.97	13.13
Revenue passenger miles—RPMs (millions)	5,419	6,236	8,034	9,912	9,814	7,417	7,603
Load factor	82.8%	81.5%	81.5%	79.2%	80.2%	80.7%	82.7%
Passenger revenue per available seat mile—PRASM (cents)	7.48	8.56	9.64	9.71	10.53	10.47	10.86
Total revenue per available seat mile—RASM (cents)	8.37	9.46	10.53	10.65	11.64	11.59	12.15
Cost per available seat mile—CASM (cents)	8.96	9.62	10.80	10.90	10.98	10.96	11.22
CASM, excluding fuel (cents)	6.68	6.40	6.56	6.61	6.83	6.80	7.08
CASM, excluding fuel and profit sharing (in cents)	6.68	6.40	6.56	6.61	6.82	6.80	6.97
Fuel cost per gallon	$1.71	$2.43	$3.24	$3.32	$3.18	$3.19	$3.13
Fuel gallons consumed (thousands)	87,383	101,482	128,852	161,404	159,326	119,810	121,422
Teammates (FTE)	1,421	1,781	2,002	2,395	2,482	2,376	2,428

(1)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

Commitments and Contractual Obligations

The following table presents aggregate information about our contractual payment commitments as of December 31, 2013 and the periods in which payments are due (in thousands):

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt including related-party (1)	$747,431	$—	$747,431	$—	$—
Aircraft and engine purchases (2)	427,280	31,131	396,149	—	—
Aircraft and engine leases (3)	1,709,345	228,458	437,726	386,606	656,555
Maintenance deposits (4)	107,807	9,686	19,520	20,958	57,643
Other leases (5)	105,839	18,542	32,810	25,296	29,191

	$3,097,702	$287,817	$1,633,636	$432,860	$743,389

The following information summarizes our pro forma contractual payment commitments as of December 31, 2013 under the new terms of the expected 2014 Recapitalization (in thousands):

Pro forma total balances (6)	$2,479,733	$262,654	$950,830	$432,860	$833,389

(1)	Includes accrued interest.
(2)	Represents non-cancelable contractual payment commitments for aircraft and engines.
(3)	Represents future minimum lease payments under non-cancelable operating leases with initial terms in excess of one year, including renewal payments for signed lease extensions and excluding lease rebates.
(4)	Represents the fixed portion of supplemental rent under lessor contracts for maintenance reserve payment commitments; excludes variable future amounts that will be based on actual flight hours.
(5)	Represents future minimum lease payments under non-cancelable building, airport station and equipment leases.
(6)	Total pro forma commitments reflect total “Long-term debt including related party” of $118.0 million consisting of $79.5 million of long-term debt and related party debt of $38.5 million. The pro forma adjustments to the “Long-term debt including related party” category in the table above reflect the effects of the $40.0 million term loan facility to finance airport slot purchases and the 2014 Recapitalization, including (a) the issuance of a $50.0 million related-party Post-IPO Note to be held by the Virgin Group that will be recorded on the consolidated balance sheet at its estimated fair value of $38.5 million and (b) the extinguishment of $708.0 million of all Related-Party Notes. The pro forma commitments exclude a 5.0% annual commitment fee and a 0.48% annual maintenance fee related to a $100.0 million letter of credit facility because the facility is cancellable at any time, provided that we otherwise satisfy the related holdback requirement. The Post-IPO Note will bear an interest rate of 5.0% per year, compounded annually and would become due eight years after the date of the closing of this offering, or six years after the date of the closing of this offering if we terminate the Letter of Credit Facility. Interest expense also includes the amortization of the difference between the fair value and face amount of the Post-IPO Note over the assumed eight year term of the Post-IPO Note, resulting in an effective interest rate of 8.5%.

The table above does not include our commitment to pay royalties to the Virgin Group pursuant to amended and restated license agreements related to our use of the Virgin name and brand. For more information, see “Certain Relationships and Related Transactions—Virgin License Agreements” elsewhere in this prospectus.

On April 4, 2014, we entered into a five-year term loan credit facility for $40.0 million to finance domestic airport operating rights with principal repayable in full at maturity. Amounts borrowed under this term loan accrue interest at a rate of LIBOR plus 3.5%, provided that LIBOR is not less than 1.0%, or, a comparable alternative rate based on other interest rate indices. Interest is payable quarterly in arrears. The term loan requires compliance with certain covenants including semi-annual third-party slot appraisal valuation requirements.

We intend to enter into the 2014 Recapitalization Agreement with the Virgin Group and Cyrus Capital that would provide for the disposition of all of the outstanding Related-Party Notes, all outstanding Related-Party Warrants and the conversion of each share of outstanding convertible preferred stock and common stock of various classes into one share of common stock. The 2014 Recapitalization Agreement would also provide for the issuance of a new note with a principal amount of $50.0 million and a $100.0 million letter of credit facility. For more information, see “2014 Recapitalization” elsewhere this prospectus.

Certain of our aircraft operating leases and debt instruments include certain financial covenants and cross-default provisions. As of September 30, 2014, we were in compliance with all covenants under these agreements.